UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-39127

Canaan Inc.

28 Ayer Rajah Crescent

#06-08

Singapore 139959

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-255470) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Canaan Inc. Engages with B. Riley Securities as the New Sales Agent for Its At-The-Market Offering and Files Updated Prospectus Supplement

On November 10, 2023, Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company” or “We”) entered into an At Market Issuance Sales Agreement (the “ATM Agreement”) with B. Riley Securities, Inc. as a sales agent (the “sales agent”).

The Company has filed a new prospectus supplement, dated November 13, 2023, Eastern Standard Time (the “Prospectus Supplement”) setting up the new at-the-market equity offering program (the “ATM Program” or “ATM”), under which the Company may sell up to an aggregate of US$148 million of its American depositary shares (“ADSs”), each representing fifteen Class A ordinary shares of the Company, through or to the sales agent. The timing and extent of the use of the ATM Program will be at the discretion of the Company.

Pursuant to the ATM Agreement, the sales agent may sell the ADSs by any method permitted that is deemed an “at the market” offering as defined in Rule 415 under the Securities Act of 1933, as amended. The sales agent will use commercially reasonable efforts consistent with its normal trading and sales practices to sell the Shares from time to time, based upon instructions from the Company, including sales made directly on or through the NASDAQ Global Market or any other existing trading market in the United States for ADSs representing our Class A ordinary shares, sales made to or through a market maker other than on an exchange or otherwise, directly to the sales agent as principal, and/or in any other method permitted by law. Under the ATM Agreement, the sales agent is not required to sell any specific number or dollar amount of securities, but will act as our sales agent using commercially reasonable efforts consistent with its normal trading and sales practices.

The ADSs will be offered under the Company’s existing shelf registration statement, including the accompanying base prospectus, on Form F-3, as amended, which was initially filed with the SEC on April 23, 2021 and became effective on May 1, 2023 (File No. 333-255470). The registration statement on Form F-3, as amended, including the accompanying base prospectus, and the Prospectus Supplement are available at the SEC’s website at: https://www.sec.gov, and may also be obtained by contacting B. Riley Securities, Inc. at 299 Park Avenue, 21st Floor, New York, NY 10171, by phone at (212) 457-9947 or e-mail at atmdesk@brileyfin.com.

If the Company chooses to sell ADSs under the ATM Program, it intends to use the net proceeds of this offering for research and development, expansion of production scale, and other general corporate purposes.

Effective November 10, 2023, the Company terminated its at-the-market offering agreement with H.C. Wainwright & Co., LLC (“Wainwright”), dated as of April 8, 2022 (as amended by the amendment No. 1 to the at-the-market offering agreement dated as of November 23, 2022) related to the offer and sale of the Company’s ADSs in at-the-market offerings. The Company executed the above sales within ten trading days in March 2023 and did not utilize the ATM after March 31, 2023. At the time of such termination, the Company had received net proceeds of approximately US$4.2 million from the sale of 1,532,219 ADSs. The Company would like to extend its thanks to Wainwright for their support in the prior sales offerings.

This Form 6-K is for informational purposes only and is not an offer to sell or a solicitation of an offer to buy any securities, which is made only by means of a prospectus supplement and related prospectus. There will be no sale of these securities in any jurisdiction in which such an offer, solicitation of an offer to buy or sale would be unlawful.

Safe Harbor Statement

This Form 6-K contains forward−looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, Canaan Inc.'s anticipated financing plans and its intended use of proceeds contain forward−looking statements. Canaan Inc. may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry in China; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this Form 6-K and in the attachments is as of the date of this Form 6-K, and Canaan Inc. does not undertake any obligation to update any forward−looking statement, except as required under applicable law.

Exhibit Index

Exhibit No.	Description

Exhibit 5.1	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the securities being registered

Exhibit 10.1 †	At Market Issuance Sales Agreement

†	Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K under the Securities Act of 1933, as amended, because they both are not material and would likely cause competitive harm to the Registrant if publicly disclosed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canaan Inc.

By:	/s/ Nangeng Zhang

Name: Nangeng Zhang Title: Chairman and Chief Executive Officer

Date: November 13, 2023